Primega Group Holdings Limited

September 12, 2024

VIA EDGAR

Mr. Benjamin Holt

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Primega Group Holdings Limited Registration Statement on Form F-1 Filed September 10, 2024 File No. 333-282018

Dear Sir/Madam,

Primega Group Holdings Limited (the “Company,” “we,” or “us”) hereby responds to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 11, 2024, regarding its Registration Statement on Form F-1, filed on September 10, 2024.

Concurrently with the submission of this letter, the Company is filing an amended registration statement on Form F-1 (the “Amended Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1 Submitted September 10, 2024

Selling Shareholders, page 62

1.	We note your response to prior comment 1. Please also disclose the nature of any position, office or other material relationship that each selling shareholder has had within the past three years with any of the company’s predecessors or affiliates. See Part I, Item 9.D.1 of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures on page 62 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Kyle Leung, Esq., or Clement Au, Esq of CFN Lawyers LLC, at +852 3468 7093 and +852 3468 6938.

Very truly yours,

/s/ Kan Chi Wai
	Name:	Kan Chi Wai
	Title:	Chief Executive Officer of the Company

cc:	Kyle Leung, Esq.
Clement Au, Esq.
CFN Lawyers LLC